Wireless Age Communications, Inc.
6200 Tomken Road, Unit A
Mississauga, Ontario, L5T 1X7

VIA EDGAR CORRESPONDENCE FILING

December 28, 2006

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wireless Age Communications, Inc.
Registration Statement on Form SB-2/A
SB-2 Registration Statement No. 333-137080

Ladies and Gentlemen:

The purpose of this letter is to confirm that Wireless Age Communications, Inc. (the “Registrant”) will not seek to register further securities issuable to Barron Partners LP (“Barron) pursuant to the Preferred Stock Purchase Agreement between Barron and the Registrant, dated August 3, 2006, for a period of six months following the date Amendment No. 4 of the Registrant’s Form SB-2/A is declared effective.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter. Thank you very much.

Sincerely yours,

/s/ Gary Hokkanen
Gary Hokkanen Chief Financial Officer

cc:	Pradip Bhaumik, SEC Attorney-Advisor
Travis L. Gering, Esq. - Wuersch & Gering LLP (Company counsel)